SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934*
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ANIMAS CORPORATION
(Name of Issuer)
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Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
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03525Y105
(CUSIP Number)
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James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
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Copy to:
Robert I. Townsend, III, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
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December 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.03525Y105

(1)	NAMES OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 6,153,393 (26.6%) + 1,616,488 (7.8%) = 7,769,881 (37.4%)
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 1,616,488 (7.8%)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,393 (26.6%) + 1,616,488 (7.8%) = 7,769,881 (37.4%)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
(14)	TYPE OF REPORTING PERSON CO

    Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Johnson & Johnson that it is the beneficial owner of any of the common stock of Animas Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

 ITEM 1.    SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Animas Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Lawrence Drive, West Chester, PA 19380.

ITEM 2.     IDENTITY AND BACKGROUND

(a)  The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”).

(b)  The address of the principal office and principal business of Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

(c)  Johnson & Johnson is a holding company of over 200 operating subsidiaries engaged in the manufacture and sale of a broad range of products in the healthcare field in many countries of the world. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Johnson & Johnson’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Johnson & Johnson.

(d)  During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Stockholder Agreement, dated as of December 16, 2005 (the “Stockholder Agreement”), among Johnson & Johnson and certain stockholders of the Issuer set forth on Schedule A thereto (collectively, the “Stockholders”), Johnson & Johnson may be deemed to be the beneficial owner of 6,153,393 shares of Issuer Common Stock (collectively, the “Subject Shares”). Johnson & Johnson and the Stockholders entered into the Stockholder Agreement to induce Johnson & Johnson to enter into the Agreement and Plan of Merger, dated as of December 16, 2005 (the “Merger Agreement”), among Johnson & Johnson, Emerald Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Johnson & Johnson. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $24.50 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.     PURPOSE OF TRANSACTION

(a)-(b) The Stockholder Agreement was entered into as a condition to the willingness of Johnson & Johnson to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. The terms of the Stockholder Agreement apply to the Subject Shares of the Stockholder as set forth in Schedule A to the Stockholder Agreement, which is attached hereto as Exhibit 2. Johnson & Johnson Development Corporation, a wholly owned subsidiary of Johnson & Johnson (“JJDC”) had previously acquired 1,616,488 shares of the issuer's common stock. JJDC intends to vote these shares in favor of the merger.

(c)  Not applicable.

(d)  Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are James J. Bergin and Steven M. Rosenberg. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified.

(e)  Other than as a result of the Merger described in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Upon consummation of the Merger, the Restated Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit 3 to this statement on Schedule 13D, which is incorporated herein by reference, and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

(h) - (i)  Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)  Other than as described above, Johnson & Johnson currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Johnson & Johnson reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of a past acquisition of 1,616,488 shares of Issuer Common Stock by JJDC, Johnson & Johnson may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC. The acquisition of these securities was reported on a Schedule 13G filed on February 3, 2005. These 1,616,488 shares constitute approximately 7.8% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 20,763,330 shares of Issuer Common Stock issued and outstanding at the close of business on December 13, 2005.

As a result of the Stockholder Agreement, Johnson & Johnson may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 29.6% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 20,763,330 shares of Issuer Common Stock issued and outstanding at the close of business on December 13, 2005.

Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, (i) to vote the Subject Shares in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) to vote the Subject Shares against (a) any merger agreement or merger (other than the Merger Agreement and the Merger) or similar transaction and (b) any proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement, (iii) not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or consent to any Transfer of any Subject Shares (or any interest therein) to any person other than pursuant to the terms of the Merger or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares other than pursuant to the Stockholder Agreement and the Stockholders have agreed not to commit or agree to take any of the foregoing actions. The Stockholders have further agreed not to deposit any Subject Shares in a voting trust nor to permit any entity under such Stockholder's control to do the same. However, the Stockholder Agreement does not prohibit the sale, transfer or assignment of Subject Shares by a Stockholder that is a natural person to members of such Stockholder's family, a family trust of such Stockholder, or a charitable institution or by a Stockholder that is a family trust to a grantor or a beneficiary of that trust, provided that, in each case, the transferee agrees in writing to be bound by the terms of the Stockholder Agreement. Further, by their execution of the Stockholder Agreement, each Stockholder has irrevocably appointed Johnson & Johnson and Richard S. Dakers, James J. Bergin and Steven M. Rosenberg, in their respective capacities as officers or authorized representatives of Johnson & Johnson, and any individual who shall thereafter succeed any of them, and each of them individually, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact (the “Attorney”). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholder Agreement, which is attached as Exhibit 2 hereto.

In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney’s rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval and adoption of the Merger and the Merger Agreement, (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) and (iii) against any other proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement.

The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (ii) the date of termination of the Merger Agreement and (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of the Stockholder Agreement that results in any decrease in the price to be paid per share for the shares of Issuer Common Stock.

(c)  Johnson & Johnson has not effected any transaction in the Issuer Common Stock during the past 60 days.

(d)  Johnson & Johnson Development Corporation has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 1,616,488 shares (7.8%) of Issuer Common Stock. Each party to the Stockholder Agreement has the right to receive and the power to direct the receipt of dividends from each share of Issuer Common Stock beneficially owned by such stockholder.

(e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Johnson & Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger dated as of December 16, 2005, among Johnson & Johnson, a New Jersey corporation, Emerald Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Animas Corporation, a Delaware corporation.

2	Stockholder Agreement dated as of December 16, 2005, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of Animas Corporation, a Delaware corporation.
3	Form of Restated Certificate of Incorporation of the Surviving Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON,

by    /s/ Michael H. Ullmann
Name:   Michael H. Ullmann
Title:     Secretary
Dated:   December 21, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger dated as of December 16, 2005, among Johnson & Johnson, a New Jersey corporation, Emerald Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Animas Corporation, a Delaware corporation.

2	Stockholder Agreement dated as of December 16, 2005, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of Animas Corporation, a Delaware corporation.
3	Form of Restated Certificate of Incorporation of the Surviving Corporation.

SCHEDULE A

The following is a list of the directors and executive officers of Johnson & Johnson, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of Johnson & Johnson

Name	Position	Present Principal Occupation	Business Address
Mary Sue Coleman, Ph.D.	Director	President, University of Michigan	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
James G. Cullen	Director	Retired President and Chief Operating Officer, Bell Atlantic Corporation	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Robert J. Darretta	Vice Chairman, Board of Directors	Chief Financial Officer; Member, Executive Committee	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Michael M.E. Johns, M.D.	Director	Chief Executive Officer, Robert W. Woodruff Health Sciences Center, Emory University	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Ann D. Jordan	Director	Former Director, Social Services Department, Chicago Lying-In Hospital, University of Chicago Medical Center	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933

Name	Position	Present Principal Occupation	Business Address
Arnold G. Langbo	Director	Retired Chairman of the Board and Chief Executive Officer, Kellogg Company	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Susan L. Lindquist, Ph.D.	Director	Member, Whitehead Institute for Biomedical Research	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Leo F. Mullin	Director	Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Christine A. Poon	Vice Chairman, Board of Directors	Worldwide Chairman, Medicines & Nutritionals; Member, Executive Committee, Johnson & Johnson	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Steven S Reinemund	Director	Chairman and Chief Executive Officer, PepsiCo.	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
David Satcher, M.D., Ph.D.	Director	Interim President, Morehouse School of Medicine	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
William C. Weldon	Chairman, Board of Directors	Chief Executive Officer; Chairman, Executive Committee	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933

SCHEDULE A

Executive Officers of Johnson & Johnson

Name	Position
Robert J. Darretta	Member, Executive Committee; Vice Chairman, Board of Directors; Chief Financial Officer
Russell C. Deyo	Member, Executive Committee; Vice President, General Counsel
Michael J. Dormer Citizenship: United Kingdom	Member, Executive Committee; Worldwide Chairman, Medical Devices Group
Kaye I. Foster-Cheek	Member, Executive Committee; Vice President, Human Resources
Colleen A. Goggins	Member, Executive Committee; Worldwide Chairman, Consumer & Personal Care Group
JoAnn Heffernan Heisen	Member, Executive Committee; Vice President, Chief Information Officer
Per A. Peterson, M.D., Ph.D.	Member, Executive Committee; Chairman, Research & Development Pharmaceuticals Group
Christine A. Poon	Member, Executive Committee; Vice Chairman, Board of Directors; Worldwide Chairman, Medicines & Nutritionals
Joseph C. Scodari	Member, Executive Committee; Worldwide Chairman, Pharmaceuticals Group
Nicholas J. Valierani	Member, Executive Committee; Worldwide Chairman, Cardiovascular Devices & Diagnostics
William C. Weldon	Chairman, Board of Directors; Chief Executive Officer; Chairman, Executive Committee